Exhibit 17.01

April 24, 2005

Board or Directors
Silicon Image, Inc.
1060 East Arques Avenue
Sunnyvale, CA 94086

Fellow Directors,

I hereby resign my position as a Director of Silicon Image, effective immediately, due to a disagreement over whether or not David Lee should be re-nominated to the Board of Directors of Silicon Image.

Sincerely,

/s/ Christopher B. Paisley

Christopher B. Paisley

Cc:	Patrick Reutens Dennis DeBroeck